UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December, 2004

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 02, 2004

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: Marcos Grodetsky Title: Investor Relations Officer

TELE NORTE LESTE ANNOUNCES COMPLETION OF ITS
SHARE BUYBACK PROGRAM

Rio de Janeiro, Brazil – November 26, 2004 – TELE NORTE LESTE PARTICIPAÇÕES S.A. (NYSE: TNE) announced today that its Board of Directors approved the closing of the Company's Share Buyback Program approved on June 02, 2004.

During the Program, the Company acquired 861,200 common shares and 5,410,263 preferred shares, which resulted in a composition of the Company's share capital as follows:

	Capital		Treasury Stock
Shares	Number	%	Prev. Balance	Acquired*	Total	%	% of Capital
COMM.	129,306,291	33.33%	1,843,932	861,200	2,705,132	33.33%	2.09%
PREF.	258,612,581	66.67%	-	5,410,263	5,410,263	66.67%	2.09%
TOTAL	387,918,872	100.00%	1,843,932	6,271,463	8,115,395	100.00%	2.09%

*Under the Company's Share Buyback Program approved on June 02, 2004.

The Board of Directors also decided that the Program could be resumed at an opportune time, at which point the Company's shareholders and the investment community will be opportunely informed.

For more information, please contact: TNE – INVESTOR RELATIONS Email: invest@telemar.com.br Roberto Terziani - 55 (21) 3131-1208 Carlos Lacerda - 55 (21) 3131-1314 Fax: 55 (21) 3131-1155	GLOBAL CONSULTING GROUP Kevin Kirkeby (kkirkeby@hfgcg.com) Tel: 1-646-284-9416 Fax: 1-646-284-9494